UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2021 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 13, 2021 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2021, prepared in accordance with international Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.

SECOND QUARTER 2021 HIGHLIGHTS

•

Total revenues were KRW 83,611 million (US$ 73,965 thousand), representing a 20.4% decrease from the first quarter ended March 31, 2021 (“QoQ”) and a 5.5% decrease from the second quarter ended June 30, 2020 (“YoY”).

•	Operating profit was KRW 19,157 million (US$ 16,947 thousand), representing a 31.5% decrease QoQ and a 17.4% increase YoY.

•	Profit before income tax expenses was KRW 19,387 million (US$ 17,150 thousand), representing a 32.3% decrease QoQ and a 18.7% increase YoY.

•	Net profit attributable to parent company was KRW 14,766 million (US$ 13,062 thousand), representing a 37.3% decrease QoQ and a 12.8% increase YoY.

REVIEW OF SECOND QUARTER 2021 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2021 were KRW 22,380 million (US$ 19,798 thousand), representing a 15.0% increase QoQ from KRW 19,458 million and a 22.6% decrease YoY from KRW 28,907 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Thailand. The decrease YoY was largely due to decreased revenues from Ragnarok Online in Thailand and revenues from collaboration event with Garena’s Free Fire items based on Ragnarok Online IP.

Mobile game revenues were KRW 55,140 million (US$ 48,778 thousand) for the second quarter of 2021, representing a 33.1% decrease QoQ from KRW 82,438 million and a 1.6% increase YoY from KRW 54,249 million. The decrease QoQ resulted primarily from decreased revenues from Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau, Ragnarok Origin in Korea and Ragnarok M: Eternal Love in Southeast Asia. Such decrease was partially offset by increased revenues from Ragnarok X: Next Generation in Southeast Asia that was launched on June 18, 2021. The increase YoY was primarily due to revenues from Ragnarok X: Next Generation in Taiwan, Hong Kong, Macau and Southeast Asia and Ragnarok Origin in Korea. This increase was partially offset by decreased revenues from Ragnarok M: Eternal Love and Ragnarok Tactics.

Other revenues were KRW 6,091 million (US$ 5,389 thousand) for the second quarter of 2021, representing 92.6% increase QoQ from KRW 3,163 million and a 14.9% increase YoY from KRW 5,302 million.

Cost of Revenue

Cost of revenue was KRW 45,842 million (US$ 40,554 thousand) for the second quarter of 2021, representing a 20.3% decrease QoQ from KRW 57,553 million and a 10.3% decrease YoY from KRW 51,098 million. The decrease QoQ was mainly due to decreased commission paid for mobile game services related to Ragnarok M: Eternal Love, Ragnarok Origin in Korea and Ragnarok X: Next Generation in Taiwan, Hong Kong and Macau. The decrease YoY was mostly from decreased commission paid for mobile game services related to Ragnarok M: Eternal Love and Ragnarok Tactics.

Operating Expenses

Operating expenses were KRW 18,612 million (US$ 16,464 thousand) for the second quarter of 2021, representing a 4.8% decrease QoQ from KRW 19,553 million and a 11.6% decrease YoY from KRW 21,047 million. The decrease QoQ was mainly attributable to decreased advertising expenses for Tera Classic in Japan, The Lord in Thailand and The Labyrinth of Ragnarok in global. The decrease YoY was mostly resulted from decreased advertising expenses for Ragnarok Origin and Ragnarok Tactics in Korea, Sacred Blade in Japan, Ragnarok Online in Thailand and Ragnarok H5 in Indonesia.

Profit before income tax expenses

Profit before income tax expenses was KRW 19,387 million (US$ 17,150 thousand) for the second quarter of 2021 compared with profit before income tax expense of KRW 28,620 million for the first quarter of 2021 and profit before income tax expenses of KRW 16,335 million for the second quarter of 2020.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 14,766 million (US$ 13,062 thousand) for the second quarter of 2021 compared with net profit attributable to parent company of KRW 23,565 million for the first quarter of 2021 and a net profit attributable to parent company of KRW 13,095 million for the second quarter of 2020.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 202,631 million (US$ 179,253 thousand) as of June 30, 2021.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,130.42 to US$ 1.00, the noon buying rate in effect on June 30, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATE

Ragnarok Online

Gravity opened Ragnarok Online in Vietnam on July 8, 2021 with VTC Technology and Digital Content Company as a joint publisher.

Ragnarok Online IP-based Games

•	Ragnarok Origin, a MMORPG mobile game

Ragnarok Origin was launched in Japan on June 28, 2021 and ranked as the first in free download of Google Play games and Apple’s App Store games after its launching. The game is scheduled to be launched in the United States and Canada in October 2021 and in Taiwan, Hong Kong and Macau in the first half of 2022.

•	Ragnarok X: Next Generation, a MMORPG mobile game

Ragnarok X: Next Generation was launched in Southeast Asia on June 18, 2021 and ranked as the first in top grossing of Apple App Store in Thailand, Indonesia and the Philippines. The game is being prepared for launch in Vietnam in September 2021 and in Korea in the first half of 2022.

•	Other Ragnarok Online IP-based games

Ragnarok Project S (Tentative title), a MMORPG mobile game, is scheduled to be launched in Oceania in the fourth quarter of 2021 and has been developed by Gravity NeoCyon, Inc., our subsidiary in Korea.

Ragnarok The Lost Memories, a Cinematic Newtro Story RPG mobile game, is expected to be launched in Thailand in the third quarter of 2021 and in North America in the fourth quarter of 2021. Gravity NeoCyon, Inc., our subsidiary in Korea, has developed the game.

Ragnarok Begins, a MMORPG PC game, is expected to start the first closed beta test(“CBT”) in September 2021 and the launching schedule will be disclosed in G-STAR 2021. The game has been developed by Gravity.

Other IP games

NBA RISE TO STARDOM, a Sports mobile game, is scheduled to run the CBT in September 2021 and is expected to be launched in Japan in the fourth quarter of 2021. Both mobile platforms, iOS and Android, will be available for the game.

Sadako M, an Adventure mobile game, is expected to be launched in Japan in September 2021.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of second quarter in 2021 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at http://www.gravity.co.kr/en/ir/pds/list.asp. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2020 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee

Ms. Hyeji An
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-20		30-Jun-21
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	110,632	97,868	101,631	89,906
Short-term financial instruments	71,000	62,809	101,000	89,347
Accounts receivable, net	59,761	52,866	58,874	52,082
Other receivables, net	8	7	60	53
Prepaid expenses	2,238	1,980	1,946	1,721
Other current assets	2,946	2,606	2,301	2,035
Total current assets	246,585	218,136	265,812	235,144
Property and equipment, net	7,695	6,807	9,459	8,368
Intangible assets, net	3,363	2,975	3,788	3,351
Deferred tax assets	3,590	3,176	3,072	2,718
Other non-current financial assets	1,324	1,171	2,071	1,832
Other non-current assets	2,815	2,490	1,844	1,631
Total assets	265,372	234,755	286,046	253,044
Liabilities and Equity
Current liabilities:
Accounts payable	52,688	46,609	40,271	35,625
Deferred revenue	13,692	12,112	12,030	10,642
Withholdings	2,851	2,522	2,680	2,371
Accrued expense	1,365	1,208	1,219	1,078
Income tax payable	9,470	8,377	4,273	3,780
Other current liabilities	2,654	2,348	2,567	2,271
Total current liabilities	82,720	73,176	63,040	55,767
Long-term deferred revenue	101	89	98	87
Other non-current liabilities	5,203	4,604	5,782	5,114
Total liabilities	88,024	77,869	68,920	60,968
Share capital	3,474	3,073	3,474	3,073
Capital surplus	27,110	23,982	27,110	23,982
Other components of equity	(1,045)	(924)	11	10
Retained earnings	147,371	130,368	185,702	164,277
Equity attributable to owners of the Parent Company	176,910	156,499	216,297	191,342
Non-controlling interest	438	387	829	734
Total equity	177,348	156,886	217,126	192,076
Total liabilities and equity	265,372	234,755	286,046	253,044

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,130.42 to US$ 1.00, the noon buying rate in effect on June 30, 2021 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-21	30-Jun-20	30-Jun-21		30-Jun-20	30-Jun-21
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	19,458	28,907	22,380	19,798	42,343	41,838	37,011
Mobile games	82,438	54,249	55,140	48,778	110,231	137,578	121,705
Other revenue	3,163	5,302	6,091	5,389	9,144	9,254	8,187
Total net revenue	105,059	88,458	83,611	73,965	161,718	188,670	166,903
Cost of revenues	57,553	51,098	45,842	40,554	99,972	103,395	91,467
Gross profit	47,506	37,360	37,769	33,411	61,746	85,275	75,436
Operating expenses:
Selling, general and administrative expenses	15,508	17,643	14,014	12,397	28,650	29,522	26,116
Research and development	4,009	3,254	4,147	3,669	6,126	8,156	7,215
Others, net	36	150	451	398	301	487	430
Total operating expenses	19,553	21,047	18,612	16,464	35,077	38,165	33,761
Operating profit	27,953	16,313	19,157	16,947	26,669	47,110	41,675
Finance income(costs):
Finance income	1,600	627	597	528	2,178	2,197	1,943
Finance costs	(933)	(605)	(367)	(325)	(1,262)	(1,300)	(1,150)
Profit before income tax	28,620	16,335	19,387	17,150	27,585	48,007	42,468
Income tax expenses	5,059	3,293	4,569	4,042	5,297	9,628	8,517
Profit for the year	23,561	13,042	14,818	13,108	22,288	38,379	33,951
Profit attributable to:
Non-controlling interest	(4)	(53)	52	46	(70)	48	42
Owners of Parent company	23,565	13,095	14,766	13,062	22,358	38,331	33,909
Earning per share
- Basic and diluted	3,391	1,884	2,125	1.88	3,217	5,516	4.88
Weighted average number of shares outstanding
- Basic and diluted	6,498,000	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earning per ADS(1)
- Basic and diluted	3,391	1,884	2,125	1.88	3,217	5,516	4.88

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,130.42 to US$1.00, the noon buying rate in effect on June 30, 2021 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents one common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 13, 2021